UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No.322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On April 2, 2012, AutoChina International Limited (the “Company”) issued a press release announcing that the Company has cancelled the three-for-two stock split in the form of a stock dividend that was previously announced on January 27, 2012. A copy of the press release is attached hereto as Exhibit 99.1.

On April 5, 2012, the Company issued a press release reporting financial results for the fourth quarter and year ended December 31, 2011. A copy of the press release is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release, dated April 2, 2012
99.2	Press Release, dated April 5, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: April 9, 2012	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated April 2, 2012

99.2	Press Release, dated April 5, 2012